Exhibit 99.2

Docebo Inc. Announces Voting Results from its Annual General Meeting of Shareholders

Toronto, Ontario, June 13, 2023 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) announced today the results of voting at its annual general meeting of shareholders held on June 13, 2023 (the “Meeting”).

Each of the seven nominees listed in the Company’s management information circular dated April 10, 2023 provided in connection with the Meeting were elected as directors of the Company. Docebo received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Jason Chapnik	24,718,290	92.259%	2,074,014	7.741%
Claudio Erba	26,704,491	99.672%	87,813	0.328%
James Merkur	26,672,139	99.551%	120,165	0.449%
Kristin Halpin Perry	26,602,558	99.292%	189,746	0.708%
Steven E. Spooner	26,399,126	98.532%	393,178	1.468%
William Anderson	26,727,873	99.760%	64,431	0.240%
Trisha Price	26,727,808	99.759%	64,496	0.241%

In addition, Docebo reports that an ordinary resolution approving the appointment of KPMG LLP as Docebo’s auditors for the 2023 fiscal year was passed by a majority of the votes represented at the Meeting.

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Docebo’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy

Vice President – Investor Relations

(214) 830-0641

mike.mccarthy@docebo.com